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                            January 3, 2024

       Haicheng Xu
       Chief Executive Officer
       Decent Holding Inc.
       No. 106 Aokema Avenue
       Laishan District, Yantai City, Shandong Province
       People   s Republic of China 264600

                                                        Re: Decent Holding Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
7, 2023
                                                            CIK No. 0001958133

       Dear Haicheng Xu:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please disclose the
location of your auditor   s headquarters on the cover page and
                                                        prospectus summary.
Explain whether and how the Holding Foreign Companies
                                                        Accountable Act, as
amended by the Consolidated Appropriations Act, 2023, and related regulations will affect
your company.
   2. We note your disclosure on page 58 that the Company's subsidiary and VIE in China are subject to the income
tax laws of the PRC. Please revise your disclosure throughout the filing to clarify
whether the Company or its subsidiaries use a variable interest entity structure.
 Haicheng Xu
FirstName  LastNameHaicheng Xu
Decent Holding  Inc.
Comapany
January    NameDecent Holding Inc.
        3, 2024
January
Page 2 3, 2024 Page 2
FirstName LastName
3. Please revise your disclosure to address how recent statements and regulatory actions by
         China   s government, such as those related to the use of variable interest entities and data
         security or anti-monopoly concerns, have or may impact the Company   s
ability to conduct
         its business, accept foreign investments, or list on a U.S. or other foreign exchange.
Prospectus Summary, page 1

4. We note your principal executive office is in Hong Kong and you conduct all of your operations through the operating entities established in the People
s Republic of China, or
         the PRC. Provide a clear description of how cash is transferred through your organization.
         Disclose your intentions to distribute earnings or settle amounts. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions subsidiaries have made to the holding company or other subsidiaries, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the Company, including your subsidiaries, to the parent company and U.S.
         investors. Please also include corresponding disclosure in the prospectus summary section.
5.       Please revise to clarify your disclosure that you    practice the
concept of energy
         conservation.
6. We note your disclosure in this section regarding your main products and services. Please revise this section to quantify the significance of your main products and services to your revenues during your fiscal years ended October 31, 2022 and October 31, 2021, and the interim periods ended April 30, 2023 and April 30, 2022. In that regard, we note your related disclosure on page 61 and in the notes to your financial statements.
7. We note your disclosure on page 3 that as of the date of this prospectus, your main revenue comes from the commercialization of water treatment equipment and technologies. Please reconcile this disclosure with your disclosure on page 61 that as of
         April 30, 2023, your revenue primarily comes from protein wastewater treatment, river ecological management and restoration and water quality improvement and black odor treatment.
Corporate History and Structure, page 2

8. Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or arrows and entities controlled by contractual arrangements i.e. VIEs by dotted line or arrows and include a legend. If you do not use VIE structure, please clarify here.
 Haicheng Xu
FirstName  LastNameHaicheng Xu
Decent Holding  Inc.
Comapany
January    NameDecent Holding Inc.
        3, 2024
January
Page 3 3, 2024 Page 3
FirstName LastName
Risk Factors Summary
Risks Related to Doing Business in the PRC, page 7

9. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, we note your disclosure in this section that there are uncertainties associated with the PRC legal system, including variability in interpretation and enforcement of PRC laws and regulations, as well as potential, sudden changes in regulations. Please revise to disclose that such laws and regulations can change with little advance notice, and disclose that this risk could result in a material change in your operations and/or the value of the securities that you are registering for sale.
10. Please revise your summary of risk factors to discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong or China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Relating to Our Business, page 15

11. We note your disclosure that your five largest customers accounted for approximately
         99% of your revenue for the fiscal years ended October 31, 2022 and 2021, respectively.
         Please revise to disclose the percentage of revenues generated by each of your most significant customers in each such fiscal year. We note your related disclosure on page F-
         23. In addition, add related risk factor disclosure.
The Chinese government exerts substantial influence over the manner in which we must conduct our business activities, page 23

12.      Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal
         securities rules, the term    control    (including the terms
controlling,       controlled by,    and
            under common control with   ) means    the possession, direct or
indirect, of the power to
         direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. Haicheng Xu
FirstName  LastNameHaicheng Xu
Decent Holding  Inc.
Comapany
January    NameDecent Holding Inc.
        3, 2024
January
Page 4 3, 2024 Page 4
FirstName LastName
Risks Related to this Offering, page 37

13. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 53

14. We note you derive revenue by providing pollution treatment projects and product sales.
         To provide more insight to your investors, please provide a more fulsome discussion of factors impacting changes in each of your revenue stream during the periods presented.
15. Please revise your discussion of results of operations with quantification, the underlying business reasons for material changes in cost of revenue related to each revenue stream and related components during the periods presented. Expand to discuss the business reasons for changes in gross profit from service and product sales separately. Refer to
         Item 303 of Regulation S-K.
Liquidity and Capital Resources, page 56

16. Please disclose material amounts of cash disaggregated by currency denomination for the periods presented in each jurisdiction in which your affiliated entities are domiciled.
Critical Accounting Policies and Management Estimates
Revenue Recognition, page 57

17. We note you disclose that "...revenue is the transaction price we expect to be entitled to in exchange for the promised services in a contract in the common course of our activities
         and is recorded net of value-added tax (   VAT   ). The services to be
accounted for mainly
         include insurance brokerage and consulting services..." However, you disclose throughout the filing that your revenue is mainly derived from pollution treatment projects and product sales. Please tell us if your revenue also includes fees for insurance brokerage and consulting services and revise your disclosures as appropriate. Haicheng Xu
FirstName  LastNameHaicheng Xu
Decent Holding  Inc.
Comapany
January    NameDecent Holding Inc.
        3, 2024
January
Page 5 3, 2024 Page 5
FirstName LastName

Management, page 86

18. We note your disclosure that Lianlian Wang has served in managerial positions in multiple companies. Please revise to identify such managerial positions and to identify such companies.
Compensation of Directors and Executive Officers, page 89

19. Please provide updated compensation disclosure for the last full financial year. Refer to
         Item 6.B of Form 20-F.
Related Party Transactions, page 90

20. Please revise to provide all disclosure regarding related party transactions required by
         Item 7.B of Form 20-F. For example, we note your disclosure regarding loan advances between the Company and related parties. For each loan made by the Company or any of its subsidiaries to or for the benefit of such related parties, provide the disclosure required by Item 7.B.2, including the amount of outstanding loans, the largest amount outstanding during the period covered, the amount outstanding as of the latest practicable date, the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. In addition, with respect to the vehicle rental with Yantai Dingxin Environmental
         Protection Engineering Co. Ltd. described on page 90, please revise to clarify whether the registrant or the counterparty rented the vehicle. Please also provide such clarification with respect to the vehicle purchase and purchase of sewage treatment reagents described on page 90.
Principal Shareholders, page 92

21. We note that your disclosure in this section regarding the beneficial ownership of ordinary shares by your directors, director appointees, and executive officers includes disclosure regarding shares owned by Dingyan Sun. However, we note that Dingyan Sun is not identified in your Management section. Please revise to clarify the position held by
         Dingyan Sun.
22. We note your disclosure in this section regarding the beneficial ownership of your ordinary shares by certain individuals through beneficial ownership of Decent Ecolo
         Limited. Please revise to clarify how each such individual has beneficial ownership of
         your ordinary shares, as    beneficial owner    is defined in Form
20-F.
Financial Statements
Consolidated Statements of Operations and Comprehensive income (Loss), page F-4

23. Please separately present product sales and pollution treatment services and related cost of revenue on the face of your statements of operations pursuant to Rule 5-03(b)(1) and (2)
         of Regulation S-X and revise your discussions in MD&A accordingly. Haicheng Xu
Decent Holding Inc.
January 3, 2024
Page 6
1. Organization, Principal Activities and Management's Plans, page F-7

24. We note your disclosure that on December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. Please disclose the details of the ownership and percentage of ownership
         of the entities held by the shareholders before the reorganization.
25. Please revise to disclose clearly the ownership of the entities by direct equity interest and entities controlled by contractual arrangements i.e. VIEs. If you do not use VIE structure, please clarify here.
Notes 2 Summary of Significant Accounting Policies, page F-7

26. Please tell us and disclose in an accounting policy footnote components of cost of revenue and general and administrative expenses. Disclose where depreciation and amortization is included in your statement of operations.
Revenue Recognition, page F-10

27. We note you recognize pollution treatment revenue at the point in time upon upon the completion of project and final acceptance by customers. Please provide a comprehensive analysis that supports recognition of revenue at a point in time. Show us how you considered the criteria to record revenue over time based on ASC 606-10-25-27 through
         29 and ASC 606-10-55-6 and concluded that recognition of revenue at a point in time is appropriate. Revise to provide the required disclosures noted in ASC 606-10-50-17 through 19.
28. Please address the following revenue recognition disclosures related to product sales:
             Tell us how you address customer contracts which include terms that may result in variable considerations, such as discounts or rebates. Refer to ASC 606-10-32-5 through 32-10.
             Expand information about your performance obligations in contacts with customers.
             Please address significant payment terms, obligations for refunds and types of warranties and related obligations. Refer to ASC 606-10-50-12. Exhibits
FirstName LastNameHaicheng Xu
Comapany
29.        NameDecent
       Please              Holding
               file any contract    Inc. to be filed under Item
601(b)(10)(ii)(A) of Regulation S-
                                 required
JanuaryK3,with
           2024 respect
                  Page 6to contracts to which directors or officers are
parties.
FirstName LastName
 Haicheng Xu
FirstName  LastNameHaicheng Xu
Decent Holding  Inc.
Comapany
January    NameDecent Holding Inc.
        3, 2024
January
Page 7 3, 2024 Page 7
FirstName LastName
General

30. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Yarona Yieh